

August 19, 2011

<u>Via Email</u>
Mark Miller
Chief Financial Officer
Full House Resorts, Inc.
4670 S. Fort Apache, Ste. 190
Las Vegas, Nevada 89147

> **Re:** **Full House Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 001-32583**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis, page 19

Results of Operations, page 24

1.   We note that a significant portion of your revenue is generated from your management agreement with the Harrington Casino in Delaware and that you do not expect to renew the management contract with Harrington Casino when it expires in August 2011. In this regard, please tell us and revise future filings beginning with your next quarterly report on Form 10-Q to discuss the impact that the loss of revenue from the management contract with Harrington Casino will have on your future results of operations or financial condition upon its expiration in August 2011. Pursuant to Item 303(A)(3)(ii) of Regulation S-K your discussion should focus on known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Liquidity and Capital Resources, page 25

2.   Reference is made to your discussion on page 26 that future cash requirements include selling, general and administrative expenses, project development costs, capital expenditures, primarily at Stockman's, and costs related to the acquisition of the Grand Victoria. In addition to describing the general purpose of future cash expenditures, please quantify to the extent possible your material commitments for capital expenditures as of the latest fiscal period. Refer to Item 303(A)(2)(i) of Regulation S-K.

Note 1. Organization, Nature and History of Operations, page 35
GEM, page 35

3.   Reference is made to your disclosure regarding the GEM Financial Resolution. Please tell us in further detail the nature, facts and circumstances surrounding the GEM member agreement modification that occurred in 2009. It is unclear from your disclosure why the modification of the agreement to clarify the treatment of certain items and including the adjustment of a total payable due from GEM to each member resulted in your recognition of a pre-tax gain of $1.4 million. As part of your response, please provide us with your gain calculation and relevant technical accounting guidance that supports the treatment used.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief